SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

MASISA S.A.

(Name of Issuer)

Shares of Common Stock, without nominal (par) value

(Title of Class of Securities)

Not applicable*

(CUSIP Number)

Gonzalo Zegers Ruiz-Tagle Alcántara 200, Oficina 502 Comuna Las Condes, Santiago Chile Tel. (56-2) 350-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.

* American Depositary Receipts (“ADRs”) of MASISA S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

1
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. Not applicable*	13D	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forestal Terranova S.A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON CO

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Compañía de Inversiones Suizandina S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON CO

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Forestales Los Andes, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON CO

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Settlement VIVA Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON OO

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bamont Trust Company Limited, as Trustee, on behalf of the Settlement VIVA Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON OO

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephan Schmidheiny, as Settlor of the Settlement VIVA Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON IN

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advisory Committee of the Settlement VIVA Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON OO

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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CUSIP No. Not applicable*	13D	Page 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Artavia Loria, as Protector of the Settlement VIVA Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 481,861,555

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 481,861,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,861,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON IN

*
American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, have been issued under CUSIP number 556465 10 2. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13D Amendment No. 3 are owned directly or indirectly by such persons, and not through the ownership of ADRs.

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This amended and restated statement on Schedule 13D (the “Schedule 13D”) is the initial electronic filing by the Reporting Persons, as defined below, and amends and restates the Schedule 13D filed on January 22, 2001 (the “Original Schedule 13D”) by Forestal Terranova S.A., Compañía de Inversiones Suizandina S.A., and Inversiones Kitami S.A., (now known as Inversiones Forestales Los Andes, S.A.) related to the shares of common stock without nominal (par) value of Masisa S.A., as amended on July 16, 2002 by Schedule 13D Amendment No. 1, and as further amended on July 29, 2002 by Schedule 13D Amendment No. 2.

Pursuant to Rule 13d-2(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D incorporates herein by reference Exhibits 1, 2 and 3 to the Original Schedule 13D, as subsequently amended, each of which has been previously filed with the Securities and Exchange Commission and is not required to be restated herein.

Item 1.     Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, without nominal (par) value, of Masisa S.A., (the “Shares”). The address of the principal executive offices of Masisa S.A. (the “Company”), a Chilean corporation, is Los Conquistadores 1700, Piso 12-13, Providencia, Santiago, Chile.

Item 2.     Identity and Background.

(a)      This statement is being filed by Forestal Terranova S.A., (“Terranova”); Compañía de Inversiones Suizandina S.A., (“Suizandina”); Inversiones Forestales Los Andes, S.A. (“Los Andes”), formerly known as Inversiones Kitami S.A.; the Settlement VIVA Trust (“VIVA Trust”); Bamont Trust Company Limited, as Trustee (the “Trustee”) on behalf of the VIVA Trust; Stephan Schmidheiny, as the Settlor (the “Settlor”) of the VIVA Trust; the Advisory Committee (the “Advisory Committee”) of the VIVA Trust; and Roberto Artavia

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Loria, as Protector (the “Protector”) of the VIVA Trust. Terranova, Suizandina, Los Andes, the VIVA Trust, the Trustee, the Advisory Committee, the Protector and the Settlor are collectively referred to as the “Reporting Persons.”

Each of Terranova, Suizandina and Los Andes is a Chilean corporation. Suizandina owns 42.44% of the outstanding share capital of Terranova and 99.9% of the outstanding share capital of Los Andes. Los Andes owns an additional 37.65% of the outstanding share capital of Terranova. Together, Suizandina and its subsidiary, Los Andes, own 80.09% of the outstanding share capital of Terranova; the remaining 19.91% is publicly held in Chile and trades on the Santiago Stock Exchange.

Suizandina owns 99.9% of the share capital of Los Andes. Suizandina is a wholly owned subsidiary of Foralco Holding, Inc., (“Foralco”). Foralco is a wholly owned subsidiary of Nueva Holding Inc., (“Nueva Holding”), which is a wholly owned subsidiary of Tigon Finance Ltd. BVI, (“Tigon”). Foralco and Nueva Holding are corporations organized under the laws of Panama, and Tigon is a corporation organized under the laws of the British Virgin Islands.

VIVA Trust is an irrevocable trust established for the benefit of certain charities and charitable purposes under the laws of the Commonwealth of The Bahamas. The Trustee is a Bahamian company. The Trustee, on behalf of the VIVA Trust, owns 100% of the outstanding share capital of Tigon. The Trustee manages the VIVA Trust property as directed by the Advisory Committee. The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee presently has three members. The Advisory Committee, through the Trustee, controls Tigon. The Advisory Committee, as part of the VIVA Trust, was formed and exists within the VIVA Trust pursuant to the laws of the Commonwealth of the Bahamas.

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Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed at will by the Protector. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members. The Protector on the date of this Schedule 13D is a citizen of Costa Rica. As a result of the Protector’s power to appoint and remove the Trustee and members of the Advisory Committee, and to vote with the Advisory Committee as described above, the Protector may be deemed to control Tigon and, through Tigon, Terranova.

The Settlor may appoint and remove the Protector at will. As a result of his ability to appoint and remove the Protector, the Settlor may be deemed to control Tigon and, through Tigon, Terranova. The Settlor is a citizen of Switzerland.

(b)      The principal business address and principal office of Terranova is Alcántara 200, Oficina 502, Comuna de Las Condes, Santiago, Chile.

The principal business address and principal office of each of Suizandina and Los Andes is Gertrudis Echenique 30, Oficina 71, Comuna de Las Condes, Santiago, Chile.

The principal business address of Foralco is Arias, Fabrega & Fabrega, Edificio P.H. Plaza 2000, Calle 50, Panama City, Republic of Panama.

The principal business address of Nueva Holding is Arias, Fabrega & Fabrega, Edificio P.H. Plaza 2000, Calle 50, Panama City, Republic of Panama.

The principal business address of Tigon is Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

The principal place of business of the VIVA Trust, the Trustee and the Advisory Committee is Sandringham House, 83 Shirley Street, Nassau, New Providence, The Bahamas.

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The principal place of business of the Protector, as of this Schedule 13D, is set forth in (c), below.

The principal business address of the Settlor is c/o Anova AG, Hurdnerstrasse 10, PO Box 1474, 8640 Hurden SZ, Switzerland.

(c)      Terranova is engaged in forestry and the production of forest products on an international basis and has forest plantations in Chile, Venezuela and Brazil. It produces wood from its forest plantations which it uses in the production of solid wood products such as doors and moldings. Terranova also exploits the pulp and other residues of wood production in the manufacture of moldings and to supply to manufacturers of boards, including the Company. It has sawmills and wood processing plants in Chile, Venezuela, Brazil and the United States.

Suizandina, Los Andes and Foralco are holding companies that primarily hold interests in forestry.

Nueva Holding is a holding company whose direct and indirect subsidiaries are engaged primarily in forestry, agriculture, and the manufacture of building materials and fluid transportation systems.

Tigon is a holding company that primarily holds interests in financial investments and industrial holdings.

The Trustee, acting on behalf of the VIVA Trust and upon the direction of the Advisory Committee, holds and manages certain property including its 100% ownership of Tigon. The principal business of the VIVA Trust and the Advisory Committee are set forth in Item 2(a), above.

The principal occupation of the Protector, in his individual capacity, is as Rector of Instituto Centroamericano de Administración de Empresas (“INCAE”). The principal business

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address of the Protector, in his individual capacity, and of INCAE is Campus de INCAE, La Garita, Alajuela, Costa Rica.

The principal occupation of the Settlor is investor and owner of industrial and manufacturing interests. These activities are carried out primarily through his holding company, Anova Holdings, AG, Hurdnerstrasse 10, PO Box 1474, 8640 Hurden SZ, Switzerland.

(d) – (e)     None.

(f)      The citizenship or jurisdiction of organization of each of the Reporting Persons is stated in Item 2(a), above.

The names, business addresses, principal occupation or employment and citizenship of (i) each executive officer and director of Terranova, Suizandina, Los Andes, Foralco, Nueva Holdings, Tigon, the Trustee, and (ii) each member of the Advisory Committee are set forth in Schedule A to this Schedule 13D. The responses to Items 2(d) – (e), above, include the responses of each officer, director and member referred to in the immediately preceding sentence.

Item 3.     Source and Amount of Funds or Other Consideration.

All of the funds used by Terranova to acquire the Shares in the transactions described in (a) and (b) below came from funds of Terranova available for investment. Terranova acquired the Shares covered by this Schedule 13D as follows:

(a)      On January 3, 2001, Terranova entered into a subscription agreement (Contrato de Suscripción y Pago de Acciones) with the Company (the “Stock Subscription Agreement”) pursuant to which it purchased 81,084,916 newly issued Shares through the exercise of preferential rights to subscribe such Shares. Under the Stock Subscription Agreement,

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Terranova paid Ch$22,703,776,480 (Chilean Pesos) for such Shares or Ch$280 per Share. A copy of the Stock Subscription Agreement is attached hereto as Exhibit 2.

(b)      On July 22, 2002, Terranova entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Maspanel S.A., a Chilean corporation, pursuant to which Terranova purchased from Maspanel 400,776,639 Shares for a total purchase price of Ch$101,516,722,659 (for reference purposes only, equivalent to approximately U.S.$146.6 million at the current “observado” exchange rate of Ch$692.50 per U.S. dollar), or Ch$253.3 per Share. A copy of the Stock Purchase Agreement is filed as Exhibit 3 to this Schedule 13D.

(c)      On April 4, 2003, the Settlor transferred certain property, including 100% of the outstanding share capital of Tigon, to the Trustee, on behalf of the VIVA Trust (the “Transfer”). As a result of the Transfer, each of the VIVA Trust, the Trustee, the Advisory Committee, the Protector and the Settlor may be deemed to be beneficial holders of all of the Shares directly held by Terranova. No consideration was paid in respect of the Transfer.

Item 4.     Purpose of Transaction.

As a result of the acquisition of Shares on July 22, 2002, as described in Item 3, Terranova acquired effective control of the Company.

On July 22, 2002, Juan Obach González, Felix Bacigalupo Vicuña, Scott Perry, José Ignacio Letamendi Arregui and Julian Sánchez del Valle resigned from their respective positions on the Company’s Board of Directors. They were replaced by the following nominees of Terranova: Julio Moura, Jaime Fernández Hernández (“Mr. Fernández”), Patrick Nielson, Jorge Carey Tagle and Patricio Reyes Urrutia (“Mr. Reyes”). Mr. Moura and Mr. Fernández were named Chairman and Vice-Chairman of the Board, respectively.

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On March 5, 2003, Terranova effected the following further changes in the Company’s senior management. Gonzalo Zegers Ruiz-Tagle resigned as Chief Executive Officer of the Company and assumed the positions of Executive Vice President of the Company’s Board of Directors and Chief Executive Officer of Terranova. Eduardo Vial Ruiz-Tagle, formerly the Chief Operating Officer of the Company, was appointed as the Company’s new Chief Executive Officer. In addition, on such date the Company’s board accepted the resignation of Mr. Fernández from the position of Vice President of the Board, and of Mr. Reyes as Director. Mr. Fernández retains his position as a Director and Mr. Reyes retains his position of Secretary of the Board.

The Reporting Persons may from time to time acquire additional Shares in the open market or in privately negotiated transactions, subject to availability of Shares at prices deemed favorable, the Company’s business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Except as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person or any person otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing

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vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)     As of the date hereof,

(i)     Terranova is the record and beneficial owner of 481,861,555 Shares or 51.9% of the Shares outstanding on such date;

(ii)     Through their ownership of Terranova, Suizandina and Los Andes are, collectively, indirect beneficial owners of 481,861,555 Shares as of such date;

(iii)     Through their indirect control of Terranova, the VIVA Trust and the Trustee, are indirect beneficial owners of 481,861,555 Shares as of such date;

(iv)     As a result of its power to direct the Trustee, the Advisory Committee may be deemed to indirectly control Terranova and to be the indirect beneficial owner of 481,861,555 Shares as of such date;

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(v)     As a result of the Protector’s power to appoint and remove the Trustee and members of the Advisory Committee, the Protector may be deemed to indirectly control Terranova and to be the indirect beneficial owner of 481,861,555 Shares as of such date;

(vi)     As a result of his power to appoint and remove the Protector, the Settlor may be deemed to indirectly control Terranova and to be the indirect beneficial owner of 481,861,555 Shares as of such date; and

(vii)     No person named on Schedule A to this Schedule 13D is the record or beneficial owner of any Shares.

(b)     Terranova has the power to vote and dispose of the 481,861,555 Shares it directly owns.

Suizandina (by itself and through its 99.9% ownership interest in Los Andes) holds a majority interest in Terranova and has the power to direct the vote and disposition of the 481,861,555 Shares directly owned by Terranova. In addition, Suizandina and Los Andes together hold a majority interest in Terranova and have the shared power to direct the vote and disposition of the 481,861,555 Shares directly owned by Terranova.

As a result of their indirect control of Suizandina, Los Andes and Terranova, the VIVA Trust and the Trustee have the power to direct the vote and disposition of the 481,861,555 Shares directly owned by Terranova.

As a result of its power to direct the Trustee, the Advisory Committee, may be deemed to have the power to direct the vote and disposition of the 481,861,555 Shares directly owned by Terranova.

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As a result of the Protector’s power to appoint and remove the Trustee and members of the Advisory Committee, the Protector may be deemed to have the power to direct the vote and disposition of the 481,861,555 Shares directly owned by Terranova.

As a result of his power to appoint and remove the Protector, the Settlor may be deemed to have the power to direct the vote and disposition of the 481,861,555 Shares directly owned by Terranova.

No person named on Schedule A to this Schedule 13D has the power in his/her individual capacity to vote (or direct the vote) or dispose (or direct the disposition) of any Shares.

(c)     None of the Reporting Persons has effected any transaction with respect to the Shares during the sixty days preceding the date hereof.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.
Joint Filing Agreement among Forestal Terranova S.A.; Compañía de Inversiones Suizandina S.A.; and Inversiones Kitami, S.A. (now known as Inversiones Forestales Los Andes S.A.), dated January 19, 2001 (the “Joint Filing Agreement”). Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 1 to the Original Schedule 13D, filed on January 22, 2001.

Exhibit 1.2
Amendment No. 1 to the Joint Filing Agreement, among Forestal Terranova S.A.; Compañía de Inversiones Suizandina S.A.; Inversiones Forestales Los Andes S.A.; the Settlement VIVA Trust (“VIVA Trust”); Bamont Trust Company Limited, as Trustee of

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the VIVA Trust; Stephan Schmidheiny, as Settlor of the VIVA Trust; the Advisory Committee of the VIVA Trust; and Roberto Artavia Loria, as Protector of the VIVA Trust, dated as of April 11, 2003.

Exhibit 2.
Stock Subscription Agreement, dated January 3, 2001, between Masisa S.A. and Forestal Terranova S.A. Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 2 to the Original Schedule 13D, filed on January 22, 2001.

Exhibit 3.
Stock Purchase Agreement, dated July 22, 2002 between Maspanel S.A. and Forestal Terranova S.A. Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 3 to Amendment No. 2 to the Original Schedule 13D, filed on July 29, 2002.

Exhibit 4.1	Power of Attorney, dated April 4, 2003, for Peter Fuchs.

Exhibit 4.2	Power of Attorney, dated April 4, 2003, for Stephan Schmidheiny.

Exhibit 4.3	Power of Attorney, dated April 4, 2003, for Roberto Artavia Loria.

Exhibit 4.4	Power of Attorney, dated April 4, 2003, for Wenceslao Casares.

Exhibit 4.5	Power of Attorney, dated April 4, 2003, for Antonio Espinoza.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 11, 2003	FORESTAL TERRANOVA S.A.

By: /s/ Gonzalo Zegers Ruiz-Tagle —————————————————— Gonzalo Zegers Ruiz-Tagle C.E.O.

COMPAÑIA DE INVERSIONES SUIZANDINA S.A.

By: /s/ Patricio Reyes Urrutia —————————————————— Patricio Reyes Urrutia Director

INVERSIONES FORESTALES LOS ANDES, S.A.

By: /s/ Patricio Reyes Urrutia —————————————————— Patricio Reyes Urrutia Director

SETTLEMENT VIVA TRUST, by Bamont Trust Company Limited as Trustee

By: /s/ Christian Verling – /s/ Rafael Morice —————————————————— Christian Verling / Rafael Morice Directors

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BAMONT TRUST COMPANY LIMITED as Trustee of the Settlement VIVA Trust

By: /s/ Christian Verling – /s/ Rafael Morice —————————————————— Christian Verling/Rafael Morice Directors

ADVISORY COMMITTEE of the Settlement VIVA Trust

By: /s/ Brian Reilly* —————————————————— Peter Fuchs Chairman

SETTLOR of the Settlement VIVA Trust

By: /s/ Brian Reilly** —————————————————— Stephan Schmidheiny, as Settlor of the Settlement VIVA Trust

PROTECTOR of the Settlement VIVA Trust

By: /s/ Brian Reilly*** —————————————————— Roberto Artavia Loria, as Protector of the Settlement VIVA Trust

* As Attorney-in-fact for Peter Fuchs, pursuant to Power of Attorney attached as Exhibit 4.1 hereto.
** As Attorney-in-fact for Stephan Schmidheiny, pursuant to Power of Attorney attached as Exhibit 4.2 hereto.
*** As Attorney-in-fact for Roberto Artavia Loria, pursuant to Power of Attorney attached as Exhibit 4.3 hereto.

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Schedule A to the Schedule 13D is amended and restated as follows:

SCHEDULE A

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Forestal Terranova.

Name	Occupation	Position	Business Address	Citizenship

Julio Moura	Mechanical Engineer	Chairman of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Switzerland

Jaime Fernández Hernández	Forestry Engineer	Vice-Chairman of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

Patrick Nielson	Attorney	Member of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	USA

Michael Stuart Smith	Engineer	Member of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Argentina

Juan C. Méndez González	Agricultural Engineer	Member of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

Ignacio García Reyes	Commercial Engineer	Member of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

René Reyes Schifferli	Attorney	Member of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

Gonzalo Zegers Ruiz-Tagle	Commercial Engineer	C.E.O.	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

Patricio Reyes Urrutia	Attorney	General Counsel and Secretary of the Board	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

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Name	Occupation	Position	Business Address	Citizenship

Guillermo Chavarri del Campo	Civil Constructor	National Manager	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Spain

Marcelo Kunz Castillo	Forestry Engineer	International Manager	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

Alejandro Droste Bertolo	Commercial Engineer	Chief Financial Officer	Alcántara 200, Oficina 502, Las Condes, Santiago, Chile	Chile

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Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Suizandina and Los Andes.

Name	Occupation	Position	Business Address	Citizenship

Julio Moura	Mechanical Engineer	Chairman of the Board	Gertudis Echenique 30, Oficina 71 Las Condes, Santiago, Chile	Switzerland

Michael Stuart Smith	Financial Officer	Member of the Board	Gertudis Echenique 30, Oficina 71 Las Condes, Santiago, Chile	Argentina

Patricio Reyes Urrutia	Attorney	Member of the Board	Gertudis Echenique 30, Oficina 71 Las Condes, Santiago, Chile	Chile

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Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Foralco Holding, Inc.

Name	Occupation	Position	Business Address	Citizenship

Julio Moura	Mechanical Engineer	Chairman of the Board	Edificio Nueva Costa Rica Third Floor Sabana Norte San Jose, Costa Rica	Switzerland/Brazil

Brian Reilly	Attorney	Member of the Board	Edificio Nueva Costa Rica Third Floor Sabana Norte San Jose, Costa Rica	Ireland/U.S.A.

Andreas Torgler	Business Administrator	Member of the Board	Edificio Nueva Costa Rica Third Floor Sabana Norte San Jose, Costa Rica	Switzerland

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Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Nueva Holding, Inc

Name	Occupation	Position	Business Address	Citizenship

Julio Moura	Mechanical Engineer	C.E.O., Chairman of the Board	Edificio Nueva Costa Rica Third Floor, Sabana Norte, San Jose, Costa Rica	Switzerland/Brazil

Brizio Biondi-Morra	Economist	Member of the Board	Edificio Nueva Costa Rica Third Floor, Sabana Norte, San Jose, Costa Rica	U.S.A.

Brian Reilly	Attorney	Member of the Board	Edificio Nueva Costa Rica Third Floor, Sabana Norte, San Jose, Costa Rica	Ireland/U.S.A.

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Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Tigon Finance Ltd, B.V.I..

Name	Occupation	Position	Business Address	Citizenship

Urs Eicheberger	Accountant	President	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Switzerland

Philip Hjelmer	Investment Manager	Treasurer	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Switzerland

Christian Verling	Accountant	Director	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Liechtenstein

Codan Managements (BVI) Ltd	Asset Management	Secretary	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	BVI

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Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Bamont Trust Company Limited.

Name	Occupation	Position	Business Address	Citizenship

Christian Verling	Accountant	President	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Liechtenstein

Rafael Morice	Chemical Engineer	Director	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Costa Rica

Philip Hjelmer	Investment Manager	Director	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Switzerland

Peter Higgs	Attorney	Director	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Bahamas

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Set forth below are the names, business address, positions and citizenship of the members of the Advisory Committee of the Settlement VIVA Trust.

Name	Occupation	Position	Business Address	Citizenship

Peter Albert Fuchs	Independent Consultant	Chairman	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Switzerland

Wenceslao Casares	Retail Banking	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Argentina

Antonio Manuel Espinoza Lees	Management	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Paraguay

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